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03013225

SECURITIES AND EXC[illegible] [illegible]ISSION
Washington, D.C. 2054[illegible]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-32938~~ 8-32928

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Penn Center Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Four Falls Corporate Center Suite 209
(No. and Street)

West Conshohocken, (City) PA (State) 19428 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rob Botel 610-825-3700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Simonson, Lipschutz & Fogel P.C.
(Name – *if individual, state last, first, middle name*)

642 N. Broad Street Suite 200 Philadelphia, PA 19130
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
FEB 28 2003
WASH. D.C. SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rob Botel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Penn Center Investments, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notarial Seal
Carol C. Motta, Notary Public
Downingtown Boro, Chester County
My Commission Expires Oct. 11, 2006
Member, Pennsylvania Association Of Notaries

2/26/03

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENN CENTER INVESTMENTS, INC.

YEARS ENDED
DECEMBER 31, 2002 AND 2001

Simonson, Lipschutz & Fogel P.C.

Certified Public Accountants

Simonson,
Lipschutz
& Fogel P.C.
Certified Public Accountants

Independent Auditors' Report

Board of Directors
Penn Center Investments, Inc.
West Conshohocken, Pennsylvania

We have audited the accompanying balance sheets of Penn Center Investments, Inc. as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Penn Center Investments, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on pages 9 through 14 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Simonson, Lipschutz & Fogel P.C.

February 6, 2003

2133 Arch Street Suite 400 Philadelphia, PA 19103-1354 (215) 765-4600 Fax: (215) 765-5800

SL
&F

PENN CENTER INVESTMENTS, INC.
BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 67,544	$107,464
Cash segregated under federal and other regulations	15,007	15,063
Receivables from brokers and dealers	44,068	66,984
Total current assets	126,619	189,511
Equipment, furniture and fixtures	49,500	49,500
Less accumulated depreciation	(49,151)	(48,421)
	359	1,079
Security deposit	2,859	2,859
Total assets	$129,837	$193,449
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accrued commissions payable	$39,039	$40,168
Accounts payable and accrued expenses	2,465	14,814
Total current liabilities	41,504	54,982
Commitment		
Stockholders' equity:		
Common stock, $1 par, authorized 1,000 shares; issued 100 shares	100	100
Additional paid-in-capital	9,900	9,900
Retained earnings	87,333	137,467
	97,333	147,467
Less 9 shares of common stock at cost	9,000	9,000
Total stockholders' equity	88,333	138,467
Total liabilities and stockholders' equity	$129,837	$193,449

See notes to financial statements.

PENN CENTER INVESTMENTS, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenues:		
Commissions	$749,193	$954,356
Trading income		2,862
Interest income	1,172	3,792
Miscellaneous income	5,373	5,732
	755,738	966,742
Expenses:		
Commissions	586,826	722,221
Payroll	53,340	93,340
Payroll and other taxes	18,077	21,497
Accounting	10,267	6,901
Automobile	14,377	15,015
Depreciation	720	2,266
Dues and subscriptions	1,622	1,146
Education	885	542
Employee benefits	29,908	30,205
Information services	6,498	9,260
Insurance	1,719	1,501
Miscellaneous	1,043	360
Office expense and supplies	8,258	11,255
Postage	2,915	3,548
Professional fees	1,375	1,400
Registration	6,281	5,301
Rent	37,423	36,198
SIPC and other assessments	653	1,664
Telephone	8,911	10,583
Travel and entertainment	4,833	7,990
Utilities	2,941	2,485
	795,872	984,678
Net loss	($ 40,134)	($ 17,936)

See notes to financial statements.

PENN CENTER INVESTMENTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common stock		Additional		
	Shares Issued	Amount	paid-in capital	Retained earnings	Treasury stock
Balance, January 1, 2001	100	$100	$9,900	$175,403	($9,000)
Dividends paid				(20,000)	
Net loss for 2001				(17,936)	
Balance, December 31, 2001	100	100	9,900	137,467	($9,000)
Dividends paid				(10,000)	
Net loss for 2002				(40,134)	
Balance, December 31, 2002	100	$100	$9,900	$ 87,333	($9,000)

See notes to financial statements.

PENN CENTER INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001
Increase (Decrease) in Cash and Cash Equivalents

	2002	2001
Cash flows from operating activities:		
Net loss	($40,134)	($ 17,936)
Adjustments to reconcile net income To net cash provided by operating activities:		
Depreciation	720	2,266
(Increase) decrease in:		
Cash segregated under federal and other regulations	56	407
Receivables from brokers and dealers	22,916	54,786
Increase (decrease) in:		
Accrued commissions payable	(1,129)	(45,580)
Accounts payable and accrued expenses	(12,349)	11,461
Net cash provided by(used in) operating activities	(29,920)	5,404
Net cash used in financing activities, dividends paid	(10,000)	(20,000)
Net decrease in cash	(39,920)	(14,596)
Cash and cash equivalents, beginning of year	107,464	122,060
Cash and cash equivalents, end of year	$ 67,544	$107,464

See notes to financial statements.

PENN CENTER INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1. Organization:

Penn Center Investments, Inc. (the "Company") was formed to conduct business in the securities industry. The Company is registered as a broker-dealer in securities and acts in an agency capacity to buy and sell securities for customers.

2. Summary of significant accounting policies:

Cash and cash equivalents:

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents.

Equipment, furniture and fixtures and depreciation:

Equipment, furniture and fixtures are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets.

Revenue recognition:

The Company recognizes revenue from commissions earned on trades based on the trade date of the transaction.

Estimates:

The timely preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Income taxes:

The Company has elected to be treated as a Subchapter S Corporation for Federal and state income tax purposes. Accordingly, income or losses are included in the individual income tax returns of the stockholders.

3. Cash segregated under federal and other regulations:

The Company does not carry securities accounts for customers but performs certain custodial functions relating to customer securities.

The Company maintains a clearing deposit of $15,000 with its primary clearing house.

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3 under exemption found in section (k)(2)(ii) because the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker.

4. Commitment:

Leasing arrangements:

The Company leases its office space with payments ranging from $6,204 to $6,648 per month through February 2004. The lease was signed jointly with an unrelated party accompanied by an additional agreement outlining that the other party will be responsible for 57% of the rent.

The minimum lease commitments are as follows:

Years ending December 31,	Amount
2003	$34,206
2004	5,717
	$39,923

5. Concentration of credit risk and customers:

Receivables from brokers and dealers represent amounts held by one broker from closed transactions. Such amounts are usually released to the Company two weeks after the transaction closes. The broker is entitled to charge these amounts for service charges and securities not delivered. The Company does not require collateral for these deposits.

The Company's two largest customers accounted for 14% of revenues in 2002 and 21% of revenues in 2001.

PENN CENTER INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 2002 AND 2001

6. Net capital requirements:

The Company, as a broker-dealer registered with the Securities and Exchange Commission pursuant to Section 15(b) of the Securities Exchange Act of 1934, is subject to Rule 15(b) of the Act which requires that "aggregate indebtedness" of the Company, as defined, shall not exceed 15 times "net capital", as defined. In addition, Rule 15c3-1 requires "net capital" of not less than $50,000 to be maintained at all times. At December 31, 2002 and 2001, the Company's net capital ratio (aggregate indebtedness to net capital) was .59 to 1 and .41 to 1, respectively, and its net capital was $70,914 and $133,989, respectively.

7. Trading activity:

The Company did not record any income from trading activities in 2002 and 2001. No marketable securities were held at December 31, 2002 or 2001.

8. SIMPLE IRA plan:

Contributions under a SIMPLE IRA and elects to participate in the plan are paid for each employee who has earned at least $5,000 in compensation over each of the past three calendar years. The Company may contribute up to 3% of each eligible employee's compensation to a maximum contribution of $7,000 and $6,500 for 2002 and 2001, respectively per employee. The Company contributed $7,044 and $9,520 for the years ended December 31, 2002 and 2001, respectively.

PENN CENTER INVESTMENTS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c 3-1 OF THE SECURITIES AND EXCHANGE
ACT OF 1934
YEAR ENDED DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from statement of financial condition		$88,333
2.	Deduct ownership equity not allowable for net capital		-
3.	Total ownership equity qualified for net capital		88,333
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
	B. Other (deductions or allowable credits)		-
5.	Total capital and allowable subordinated liabilities		88,333
6.	Deductions and/or changes:		
	A. Total non-allowable assets from Statement of Financial Condition	($16,128)	
	B. Secured demand note deficiency	-	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	-	
	D. Other deductions and/or charges	-	($16,128)
7.	Other additions and/or allowable credits	-	
8.	Net capital before haircuts on securities positions		72,205
9.	Haircuts on securities:		
	A. Contractual securities commitments	-	
	B. Subordinated securities borrowings	-	
	C. Trading and investment securities:		
	1. Exempted securities	-	
	2. Debt securities	-	
	3. Options		
	4. Other securities	1,291	
	D. Undue concentration	-	
	E. Other	-	1,291
10.	Net Capital		$70,914

PENN CENTER INVESTMENTS, INC.
SCHEDULE I (CONTINUED)
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c 3-1 OF THE SECURITIES AND EXCHANGE
ACT OF 1934
YEAR ENDED DECEMBER 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11.	Minimum net capital required (6-2/3% of line 19)	$2,766
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$50,000
13.	Net capital requirement (greater of line 11 or 12)	$50,000
14.	Excess net capital (line 10 less line 13)	$20,914
15.	Excess of net capital at 1,000% (line 10 less 10% of line 19)	$66,763

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total aggregate indebtedness liabilities from statement of financial condition	$41,504
17.	Add:	
	A. Drafts for immediate credit	-
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-
	C. Other unrecorded amounts	-
18.	Deduct: Adjustments based on Special Reserve Bank Accounts {15c 3-1 (c) (1) (vii)	-
19.	Total aggregate indebtedness	$41,504
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)	59%
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c 3-1	0%

PENN CENTER INVESTMENTS, INC.
SCHEDULE I (CONTINUED)
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c 3-1 OF THE SECURITIES AND EXCHANGE
ACT OF 1934
YEAR ENDED DECEMBER 31, 2002

STATEMENT PURSUANT TO PARAGRAPH (d) (4) OF RULE 17a-5

No differences exist between this computation of net capital and the corresponding computation prepared by Penn Center Investments, Inc. and included in its unaudited Part II Focus Report filing as of December 31, 2002.

SCHEDULE OF NON-ALLOWABLE ASSETS (LINE 6A)

Equipment, furniture and fixtures net of accumulated depreciation	$ 360
Security deposit	2,858
Unsecured receivable, outstanding over 30 days	12,910
Total Line 6A	$16,128

PENN CENTER IN VESTMENTS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c 3-1 OF THE SECURITIES AND EXCHANGE
ACT OF 1934
YEAR ENDED DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from statement of financial condition		$138,467
2.	Deduct ownership equity not allowable for net capital		-
3.	Total ownership equity qualified for net capital		138,467
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
	B. Other (deductions or allowable credits)		-
5.	Total capital and allowable subordinated liabilities		138,467
6.	Deductions and/or changes:		
	A. Total non-allowable assets from Statement of Financial Condition	($ 4,478)	
	B. Secured demand note deficiency	-	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	-	
	D. Other deductions and/or charges	-	(4,478)
7.	Other additions and/or allowable credits	-	
8.	Net capital before haircuts on securities positions		133,989
9.	Haircuts on securities:		
	A. Contractual securities commitments	-	
	B. Subordinated securities borrowings	-	
	C. Trading and investment securities:		
	1. Exempted securities	-	
	2. Debt securities	-	
	3. Options		
	4. Other securities	-	
	D. Undue concentration	-	
	E. Other	-	
10.	Net Capital		$133,989

PENN CENTER INVESTMENTS, INC.
SCHEDULE I (CONTINUED)
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c 3-1 OF THE SECURITIES AND EXCHANGE
ACT OF 1934
YEAR ENDED DECEMBER 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11.	Minimum net capital required (6-2/3% of line 19)	$3,665
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$100,000
13.	Net capital requirement (greater of line 11 or 12)	$100,000
14.	Excess net capital (line 10 less line 13)	$33,989
15.	Excess of net capital at 1,000% (line 10 less 10% of line 19)	$128,490
	COMPUTATION OF AGGREGATE INDEBTEDNESS	
16.	Total aggregate indebtedness liabilities from statement of financial condition	$54,982
17.	Add:	
	A. Drafts for immediate credit	-
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-
	C. Other unrecorded amounts	-
18.	Deduct: Adjustments based on Special Reserve Bank Accounts (15c 3-1 (c) (1) (vii)	-
19.	Total aggregate indebtedness	$ 54,982
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)	41%
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c 3-1	0%

PENN CENTER INVESTMENTS, INC.
SCHEDULE I (CONTINUED)
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c 3-1 OF THE SECURITIES AND EXCHANGE
ACT OF 1934
YEAR ENDED DECEMBER 31, 2001

STATEMENT PURSUANT TO PARAGRAPH (d) (4) OF RULE 17a-5

No differences exist between this computation of net capital and the corresponding computation prepared by Penn Center Investments, Inc. and included in its unaudited Part II Focus Report filing as of December 31, 2002.

SCHEDULE OF NON-ALLOWABLE ASSETS (LINE 6A)

Equipment, furniture and fixtures net of accumulated depreciation	$1,080
Security deposit	2,859
Unsecured receivable, outstanding over 30 days	539
Total Line 6A	$4,478

Simonson,
Lipschutz
& Fogel P.C.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON THE SIPC
ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17-a-5

To the Board of Directors of
Penn Center Investments, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Penn Center Investments, Inc. for the year ended December 31, 2002. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with cash disbursement record entries.

2. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards in the United States of America, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Penn Center Investments, Inc., taken as a whole.

Simonson, Lipschutz & Fogel P.C.

February 6, 2003

2133 Arch Street Suite 400 Philadelphia, PA 19103-1354 (215) 765-4600 Fax: (215) 765-5800

Simonson,
Lipschutz
& Fogel P.C.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17-a-5

To the Board of Directors of
Penn Center Investments, Inc.

In planning and performing our audit of the financial statements of Penn Center Investments, Inc. for the year ended December 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Penn Center Investments, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and (2) the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by Penn Center Investments, Inc. in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2133 Arch Street Suite 400 Philadelphia, PA 19103-1354 (215) 765-4600 Fax: (215) 765-5800

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above. Also, no facts came to our attention indicating that the exemptive provisions of Rule 15c3-3 had not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Penn Center Investment, Inc.'s practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Simonson, Lipschutz & Fogel P. C.

February 6, 2003